BLUE RIDGE REAL ESTATE COMPANY

and

BIG BOULDER CORPORATION

February 1, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC  20549

Re:	Blue Ridge Real Estate Company/Big Boulder Corporation

Registration Statement on Form S-8 (File No. 333-129231)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), Blue Ridge Real Estate Company, a Pennsylvania corporation (“Blue Ridge”) and Big Boulder Corporation, a Pennsylvania corporation (“Big Boulder” and, together with Blue Ridge, the “Registrants”), hereby respectfully request the withdrawal of their combined Registration Statement on Form S-8 (File No. 333-129231) together with all exhibits thereto (the “Registration Statement”), and the issuance of an order by Securities and Exchange Commission granting such withdrawal.

The Registrants are requesting such withdrawal because the stock options granted pursuant to the various Stock Option Agreements registered on the Registration Statements will expire effective February 1, 2010.  The Registration Statement covered the registration of shares of Common Stock of Blue Ridge Real Estate Company/Big Boulder Corporation that may have become issuable under such Stock Option Agreements.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available to my attention at P. O. Box 707, Blakeslee, Pennsylvania  18610-0707.

If you have any questions regarding this application, please contact me at (570) 443-8433.

Sincerely,

Blue Ridge Real Estate Company Big Boulder Corporation

By:	/s Eldon D. Dietterick
Name:	Eldon D. Dietterick
Title:	Executive Vice President and Treasurer

___________________________________________________________________________________

Blue Ridge Real Estate Company and

Eldon D. Dietterick

Big Boulder Corporation

Executive Vice President & Treasurer

Route 940 and Moseywood Road

P.O. Box 707

Blakeslee, Pennsylvania, 18610

Email: eldond@bouldercreekresort.com

Phone: 570-443-8433 extension 1028

Website:  www.bouldercreekresort.com

Fax: 570-443-8414